Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	Intevac Photonics, Inc.

2.	Intevac Pacific Group Holdings Ltd. Pte — Singapore

3.	Lotus Technologies, Inc. — Santa Clara, California

4.	IRPC, Inc. — Santa Clara, California

5.	Solar Implant Technologies, Inc. — California

6.	Intevac Foreign Sales Corporation — Barbados

7.	Intevac Asia Private Limited — Singapore

8.	Intevac Malaysia Sdn Bhd — Malaysia

9.	Intevac Limited — Hong Kong

10. Intevac	(Shenzhen) Co. Ltd. — China

11. IVAC	Co. Ltd. — Korea